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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(A).*

__________
     * As amended by Releases 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release 34-15457A, dated February 25, 1979) and 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT No 1)*

                              CASINO AMERICA, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                  147575 10 4
                                  -----------
                                 (CUSIP Number)

                                ALLAN B. SOLOMON
                            EXECUTIVE VICE PRESIDENT
                          2200 CORPORATE BOULEVARD, NW
                           BOCA RATON, FLORIDA 33431
                                 (407) 995-6660
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 AUGUST 6, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)
                               Page 1 of 4 Pages

- ----------------------------                                                   -----------------------------
CUSIP      147575 10 4                                               13D              Page 2 of 4 Pages
- ----------------------------                                                   -----------------------------
- ------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            CROWN CASINO CORPORATION, 63-0851141
- ------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a) [  ]
                                                                                                       (b) [  ]
            N/A
- ------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS*

            OO
- ------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

            N/A
- ------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            TEXAS
- ------------------------------------------------------------------------------------------------------------------
NUMBER           7.   SOLE VOTING POWER
OF SHARES
BENEFICIALLY          0
OWNED BY         -------------------------------------------------------------------------------------------------
EACH             8.   SHARED VOTING POWER
REPORTING
PERSON                0
WITH             -------------------------------------------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER

                      3,368,120
                 -------------------------------------------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER

                      0
- ------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,368,120
- ------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

            N/A
- ------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.0%
- ------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*

            CO
- ------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       AMENDMENT No 1 TO SCHEDULE 13D OF
                            CROWN CASINO CORPORATION



ITEM 1. SECURITY AND ISSUER.

        This filing relates to the acquisition of shares by Crown Casino Corporation ("Crown") of the $.01 par value common stock (the "Common Stock") of Casino America, Inc. (the "Issuer"), a Delaware corporation, whose principal
executive offices are located at 711 Washington Loop,   Biloxi, Mississippi
39530.

        The following items of Schedule 13D are hereby amended:

ITEM 3. SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

        On August 6, 1996, Crown acquired an additional 684,786 shares of the Issuer's common stock pursuant to a rights offering conducted by the Issuer. As a result of the rights offering, Crown beneficially owns 3,368,120 shares of Issuer's common stock, which includes warrants to purchase 833,334 shares of the Issuer's common stock. Crown acquired the shares in the rights offering for cash from funds on hand.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

        (a) Crown beneficially owns in the aggregate 3,368,120 shares of the Issuer's common stock, which includes 833,334 shares subject to outstanding warrants.

        (b) Crown possesses sole dispositive power with respect to all of the securities of the Issuer beneficially owned by it. Crown has granted a proxy to the Chairman of the Board, President and any Executive Vice President of the Issuer with respect to all 3,368,120 shares beneficially owned by Crown. Crown does not share with any other person dispositive power with respect to any shares of the Issuer's common stock.

        (c) On August 6, 1996, Crown purchased 684,786 shares of the Issuer's common stock in a rights offering at the purchase price of $5.875 per share.

        (d)  Not applicable.

        (e)  Not applicable.




                                  Page 3 of 4

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 22, 1996                     CROWN CASINO CORPORATION


                                      By:  /s/ Mark D. Slusser
                                           ------------------------
                                           Mark D. Slusser
                                           Vice President Finance
















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